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                                                                 Exhibit 1(5)(d)

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                         GUARANTEED DEATH BENEFIT RIDER

This endorsement is a part of the contract if it is attached to it and shown in the Specifications Page.

REQUIRED GUARANTEED DEATH BENEFIT PAYMENT - This endorsement will take effect upon receipt by the Company of the Guaranteed Death Benefit payment shown on Specifications Page.

GUARANTEED DEATH BENEFIT - The contract will not lapse while this endorsement is in force. The monthly deduction will be made from the Contract Value, if any, until the Final Payment Date.

NET DEATH BENEFIT - While this endorsement is in force, the death benefit provision of the contact is amended by the addition of the following:

If this endorsement is in effect on the Final Payment Date, a death benefit will be provided thereafter unless the endorsement terminates. The net death benefit will be the Face amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the company, whichever is greater, reduced by Outstanding Loan through the contract month in which the Insured dies. The monthly deduction will not be deducted after the Final Payment Date.

Termination - This endorsement will terminate and may not be reinstated on the first to occur of the following:

foreclosure for Outstanding Loan; or
a request is made for a partial withdrawal or preferred loan after the Final Payment Date; or upon your request.

It is possible that the surrender value will not be sufficient to keep the contract in force on the first Monthly Processing Date following the date this endorsement terminates. The net amount payable to keep the contract in force will never exceed the surrender charge plus the amount required to pay the monthly deductions for three months as of the day the grace period began.

                   SIGNED FOR THE COMPANY AT DOVER, DELAWARE.